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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNAL HILL CAPITAL GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 E. LOMBARD ST., SUITE 1700
(No. and Street)

BALTIMORE	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREG ANDREWS (443) 478-2617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEIL, AKMAN, BAYLIN & COLEMAN, P.A.
(Name – *if individual, state last, first, middle name*)

201 W. PADONIA RD., STE 600	TIMONIUM	MD	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



13013975

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY D. ANDREWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIGNAL HILL CAPITAL GROUP LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA GR[illegible]
NOTARY P[illegible]
HOWARD COUNTY
MARYLAND

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public my commission expires 08/14/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signal Hill Capital Group LLC

(SEC I.D. NO. 8-65530)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC document

SIGNAL HILL CAPITAL GROUP LLC

TABLE OF CONTENTS



Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors of
Signal Hill Capital Group LLC
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Signal Hill Capital Group LLC ("SHCG"), as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Signal Hill Capital Group LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Weil, Akman Baylin & Coleman, P.A.

Timonium, Maryland
February 21, 2013

SIGNAL HILL CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 6,606,703
Restricted cash and deposits	504,076
Receivables, net	199,958
Other investments	574,504
Due from related party	4,623,818
Prepaid expenses and other assets	177,351
Property and equipment, net	396,000
Total assets	$ 13,082,410

LIABILITIES AND EQUITY

Liabilities

Accounts payable and accrued expenses	$ 4,367,516
Deferred rent	242,651
Total liabilities	4,610,167
Equity	8,472,243
Total liabilities and equity	$ 13,082,410

See independent auditor's report and notes to the financial statements.

SIGNAL HILL CAPITAL GROUP LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Signal Hill Capital Group LLC ("SHCG") was organized on May 10, 2002 under the laws of the State of Delaware as a Limited Liability Company. SHCG is a premier investment banking partnership serving the M&A advisory and private capital raising needs of growth companies. Signal Hill's experienced bankers provide deep domain expertise in the Internet and Digital Media, Internet Infrastructure, Services and Software sectors. SHCG has offices in Baltimore, Boston, New York, Reston and Nashville.

On December 31, 2012, SHCG's parent company contributed the assets of the business formerly known as Updata Advisors, Inc. to SHCG.

Method of Accounting
The financial statements are prepared on the accrual basis of accounting.

Reclassification
Certain amounts in prior periods have been reclassified to conform to the current year presentation with no impact to previously reported net income or members equity.

Cash and Cash Equivalents
SHCG considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. SHCG maintains cash in bank deposit accounts, certificate of deposit accounts and other overnight accounts which generally exceed federally insured limits. SHCG has not experienced any losses in such accounts. SHCG's management believes that SHCG is not exposed to any significant credit risk on their balances.

Restricted Cash and Deposits
SHCG maintains a certificate of deposit as security for the lease of its headquarters, and has cash on deposit with its clearing broker. The certificate of deposit bears interest at 0.65% and matures in March 2013. Penalties are imposed for early withdrawal. Restricted cash and deposits were $504,076 at December 31, 2012.

Investment Banking Revenue
Investment banking revenue consists primarily of success fees from mergers and acquisitions and other advisory assignments which are generally earned and recognized only upon successful completion of engagements.

Investment Banking Fees Receivable
Investment banking fees receivable include amounts due arising from SHCG's investment banking and advisory engagements.

The carrying amount of investment banking fees receivable is reduced by a reserve allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management writes off all accounts upon determination that further collection efforts will be unsuccessful.

At December 31, 2012, 76% of net investment banking fees receivable were due from five clients.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Investments

Other investments include two privately held entities, one of which is a related party. Under the provisions of the Investment Topic of FASB Accounting Standards Codification, they are recorded at cost as SHCG owns less than 20% or does not have controlling interest. The investments are reviewed annually for impairment. Cost is adjusted for any impairment in value that is not temporary in nature.

Depreciation

Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method. The estimated useful lives of the assets are as follows:

Computer and office equipment	3 - 7 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	Life of lease

Income Taxes

SHCG is treated as a partnership which is not a taxpaying entity. The income from SHCG will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

SHCG files U.S. federal and applicable state income tax returns. SHCG's income tax returns beginning with 2010 remain open to examination by tax authorities.

SHCG follows the Income Tax Topic of the FASB Accounting Standards Codification. SHCG does not believe it has taken uncertain tax positions for the year ended December 31, 2012. SHCG records interest and penalties related to underpayment of income taxes as operating expenses. As of December 31, 2012, SHCG had no accrued interest or penalties.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE B. RECEIVABLES, net

At December 31, 2012 receivables consist of the following:

Investment banking fees receivable	$	286,958
Brokerage receivables		-
Less: allowance for doubtful accounts		(87,000)
Receivables, net	$	199,958

NOTE C. OTHER INVESTMENTS

Other investments are recorded at cost, which are evaluated annually for other-than-temporary impairments.

The following tables reflect the costs, gross unrealized gains and losses and fair values of other investments held at December 31, 2012:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Other investments	$ 574,504	n/a	n/a	n/a

It is not practicable to estimate the fair value of the Company's investment in the privately held entitines included above due to the lack of quoted market prices and the inability to estimate fair value. Management is not aware of any events of changes in circumstances that would aversely affect the fair value of these investments; thus management has determined that there is no impairment of these assets.

Proceeds from the sale of investments were $0 for the year ended December 31, 2012. There were no gains or losses on sales of these investments.

NOTE D. PREPAID EXPENSES AND OTHER ASSETS

At December 31, 2012 prepaid expenses and other assets consist of the following:

Prepaid expenses	$ 80,401
Security deposits	78,126
Note receivable	18,824
Prepaid expenses and other assets	$ 177,351

NOTE E. PROPERTY AND EQUIPMENT, net

At December 31, 2012 property and equipment consist of the following:

Computer and office equipment	$ 439,712
Furniture and fixtures	254,820
Leasehold improvements	130,166
	824,698
Less: accumulated depreciation	428,698
Property and equipment, net	$ 396,000
Depreciation expense	$ 135,961

NOTE F. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2012 accounts payable and accrued expenses consist of the following:

Accounts payable and accrued expenses	$ 444,041
Accrued compensation	3,923,475
Accounts payable and accrued expenses	**$ 4,367,516**

NOTE G. EQUITY

SHCG is authorized to issue 1,000 shares. As of December 31, 2012 all 1,000 shares were issued and outstanding.

The Limited Liability Company (LLC) Agreement, as amended, dated April 1, 2008, sets forth the respective rights and obligations of members of SHCG and provides for terms of its management and conduct of its affairs. SHCG's Operating Committee is responsible for managing the affairs of SHCG. Each member's liability is limited to the amount of capital invested in SHCG.

SHCG is not obligated to make any periodic distributions to members, except for tax distributions. The amount and timing of any distributions are at the discretion of the Board of Directors.

At December 31, 2012, SHCG's parent company contributed the assets and liabilities of one of its subsidiaries into SHCG, resulting in a net contribution to SHCG equity of $282,054. SHCG paid all costs of the other entity's dissolution. The Firm did not realize any goodwill on this transaction as the assets and liabilities were transferred at cost.

NOTE H. COMMITMENTS

Operating Leases and Subscriptions

SHCG leases its headquarters in Baltimore as well its Boston, Reston, Nashville and New York offices. The terms of the lease agreements expire between July 2013 and July 2018. SHCG subleased a San Francisco office to a third party through a lease agreement which expired in September 2012. Monthly payments range between $3,255 and $33,186. SHCG is liable for common area maintenance charges on each lease. Rental expense related to these agreements for the year ended December 31, 2012 was $432,520.

SHCG has entered into various lease agreements for office equipment and commitments for financial data and other services. The terms of the leases and subscriptions expire between February 2013 and April 2017. Monthly payments range between $39 and $10,318. Rental and subscription expense related to these agreements for the years ended December 31, 2012 was $472,423.

NOTE H. COMMITMENTS (continued)

Operating Leases and Subscriptions (continued)

Future minimum rental commitments for the years ending December 31, are as follows:

2013	$	1,356,354
2014		1,176,937
2015		615,127
2016		505,069
2017		475,226
Thereafter		80,744
	$	4,209,457

Letters of Credit

As of December 31, 2012, outstanding available letters of credit totaled approximately $624,000 as required by certain lessors.

Investment Commitment

SHCG invested in SH Capital Investors I, LLC, (the "Fund") an investment fund, and has committed to invest a total of up to $1,000,000 in the fund. The commitment is callable at the request of the managers of the fund. As of December 31, 2012 the remaining commitment is $679,817. The managers of the fund decided in 2012 that no new investments will be made by the fund, other than in existing portfolio companies via follow-on investment opportunities that may become available to the fund. See Note I.

Litigation

SHCG in the normal course of business is involved from time to time in litigation. As of December 31, 2012, management and legal counsel are not aware of any litigation that could have a materially negative impact on the financial statements.

NOTE I. RELATED PARTY TRANSACTIONS

During 2012, SHCG made various loans to, and received various repayments from, the related holding company and a related sister company. These monies are due on demand and do not accrue interest. The total amount of the loans at December 31, 2012 was $4,623,818. At December 31, 2012 the related sister company was dissolved and the remaining assets and liabilities were contributed to SHCG.

SHCG held an investment in the Fund at December 31, 2012, in a total amount of $339,303, which is included in other investments. The Fund is deemed to be a related party to SHCG. See Note H.

NOTE J. RETIREMENT PLAN

SHCG maintains a 401(k) Plan and Profit Sharing Plan for substantially all full-time employees meeting the general eligibility requirements of the plan. The plan allows for Elective Deferrals and Safe Harbor Contributions. SHCG, at its discretion, can also make Profit Sharing Contributions. SHCG recorded total 401(k) Safe Harbor contributions of $27,104 for the year ended December 31, 2012.

NOTE K. NET CAPITAL REQUIREMENT

SHCG is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. At December 31, 2012, SHCG had net capital of $1,991,701 or $1,684,356 in excess of its required net capital of $307,345. The percentage of aggregate indebtedness to net capital was 231%.

NOTE L. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

SHCG is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, SHCG is not required to prepare a determination of reserve requirement and SHCG is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

NOTE M. SUBSEQUENT EVENTS

In preparing these financial statements, management of SHCG has evaluated events and transactions subsequent to December 31, 2012 through February 20, 2013, the date these financial statements were available to be issued. Based on the definitions and requirements of the Subsequent Events Topics of the FASB Accounting Standards Codification, management of SHCG is not aware of any subsequent events that would require recognition or disclosure in the financial statements.